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[INTERNATIONAL URANIUM LOGO]

June 2, 2006




United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Mail Stop 7010
Washington, D.C.
20549

VIA FACSIMILE: 1-202-772-9368

ATTENTION: JILL S. DAVIS, BRANCH CHIEF
           JONATHAN DUERSCH

RE: INTERNATIONAL URANIUM CORPORATION (THE "COMPANY")
    FILE NUMBER 0-24443
    FORM 20-F FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
    SEC COMMENT DATED APRIL 10, 2006

Dear Ms. Davis and Mr. Duersch:

We provide this supplementary letter to our letter dated May 31, 2006 filed with the Commission. As requested, we provide the following acknowledgement:

     The Company acknowledges the following with respect to our letter dated May 31, 2006 filed with the Commission:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust that the foregoing acknowledgment adequately addresses this issue.

Sincerely,

INTERNATIONAL URANIUM CORPORATION


/s/ Mark Katsumata
Mark Katsumata
Chief Financial Officer





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